Exhibit 99.9

Management’s Discussion and Analysis

For the Period Ended March 31, 2020

This Management Discussion and Analysis (“MD&A”) has been prepared as of April 30, 2020, and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three months ended March 31, 2020 in comparison with the corresponding period ended March 31, 2019. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2019 and 2018, the related MD&A and the Annual Information Form for the year ended December 31, 2019 (the “2019 Annual Information Form”). The Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2020, 2019 Annual Report and 2019 Annual Information Form are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, this discussion contains forward looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. See “Caution Regarding Forward-Looking Information” in this discussion. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated.

Caution Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the Company’s expectations regarding possible impacts to its operations relating to COVID-19; statements relating to 2020 guidance; timing for resuming full mill and mining operations at the Mount Milligan Mine; future exploration plans; plans for processing stockpiles at Kumtor and Mount Milligan; our estimates for asset retirement obligations (“ARO”); the Company’s expectations regarding having sufficient liquidity for 2020; expected time frame for completing an updated technical report for Kumtor; extending groundwater capacity from the Lower Rainbow Valley and other targets in the vicinity at Mount Milligan, and expectations of capturing significant water runoff during the spring freshet; timing for completing maintenance work at Mount Milligan and returning to full operation; the timing for resuming full operations at the Öksüt Mine following the temporary suspension commenced on March 31, 2020; continued use of mobile crushers to manage high clay content material at the Öksüt

Mine; timing for completing the remaining construction at Öksüt Mine and the commissioning the operations; outstanding investigations and litigation involving the Company including the HRS litigation impacting the Mount Milligan Mine, and the litigation involving the Greenstone Gold Property; and future payments of $22 million by Kumtor Gold Company to the Kyrgyz Republic Regional Fund over the next 30 months.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. For a list of known risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of April 30, 2020. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

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TABLE OF CONTENTS

Overview	4
Consolidated Financial and Operational Highlights	5
Overview of Consolidated Results	6
2020 Outlook	6
Financial Performance	7
Balance Sheet Review	9
Cash Flow Review	10
Market Conditions	11
Financial Instruments	13
Operating Mines and Facilities	14
Pre-Development Projects	24
Quarterly Results – Previous Eight Quarters	25
Litigation and Contingencies	26
Accounting Estimates, Policies and Changes	27
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	27
Non-GAAP Measures	28
Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources	33

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Overview

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring, and acquiring gold properties worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra’s principal operations are the Kumtor Gold Mine located in the Kyrgyz Republic, the Mount Milligan Gold-Copper Mine located in British Columbia, Canada, and the Öksüt Gold Mine located in Turkey. The Company has two properties in Canada in the pre-development stage, the Kemess Underground Gold Project and the Greenstone Gold Project (50% ownership), owns exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Mexico, Turkey, and the United States of America. The Company owns various assets included in its Molybdenum Business Unit consisting of the Langeloth metallurgical processing facility and two mines currently on care and maintenance, the Thompson Creek Mine in the United States of America, and the Endako Mine in British Columbia, Canada (75% ownership).

As of March 31, 2020, Centerra’s significant subsidiaries are as follows:

Entity	Property - Location	Current Status	Property Ownership
Kumtor Gold Company (“KGC”)	Kumtor Mine - Kyrgyz Republic	Operation	100%
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
Öksüt Madencilik A.S. (“OMAS”)	Öksüt Project -Turkey	Commissioning(1)	100%
Langeloth Metallurgical Company LLC	Langeloth - United States	Operation	100%
AuRico Metals Inc.	Kemess Underground Project -Canada	Pre-development	100%
Greenstone Gold Mines LP	Greenstone Gold Property - Canada	Pre-development	50%
Thompson Creek Mining Co.	Thompson Creek Mine - United States	Care and Maintenance	100%
Thompson Creek Metals Company Inc.	Endako Mine - Canada	Care and	75%
		Maintenance

(1)	Commenced production in January 2020

Centerra’s common shares are listed for trading on the Toronto Stock Exchange under the symbol CG. As of April 30, 2020, there are 293,943,867 common shares issued and outstanding, options to acquire 4,057,003 common shares outstanding under its stock option plan and 1,234,632 units outstanding under its restricted share unit plan (exercisable on a 1:1 basis for common shares).

The Company reports the results of its operations in U.S. dollars, however not all of its costs are incurred in U.S. dollars. As such, the movement in exchange rates between currencies in which the Company incurs costs and the U.S. dollar also impacts reported costs of the Company.

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Consolidated Financial and Operational Highlights

Unaudited ($ millions, except as noted)	Three months ended March 31
Financial Highlights	2020	2019	% Change
Revenue	$374.0	$334.0	12%
Production costs	164.6	171.8	(4%)
Standby costs	6.8	—	100%
Depreciation, depletion and amortization	73.0	54.4	34%
Earnings from mine operations	129.6	107.8	20%
Net earnings	$20.0	$50.4	(60%)
Adjusting items
- ARO revaluation at sites on Care and Maintenance	26.4	—	0%
Adjusted net earnings (3)	$46.4	$50.4	(8%)
Cash provided by operations	121.1	118.8	2%
Free cash flow (3)	77.0	57.0	35%
Capital Expenditures - sustaining	14.5	19.8	(27%)
Capital Expenditures - growth and development projects	20.1	25.5	(21%)
Capital Expenditures - stripping	39.9	22.9	74%
Total assets	$2,792.9	$2,889.3	(3%)
Long-term debt and lease obligation	150.6	156.8	(4%)
Cash, cash equivalents and restricted cash	196.0	207.9	(6%)
Per Share Data
Earnings per common share - $ basic (1)	$0.07	$0.17	(59%)
Adjusted net earnings per common share - $ basic (1)(3)	$0.16	$0.17	(6%)
Per Ounce Data (except as noted)
Average gold spot price ($/oz)(2)	1,582	1,304	21%
Average realized gold price ($/oz)(3)(4)	1,487	1,229	21%
Average copper spot price ($/lb)(2)	2.57	2.80	(8%)
Average realized copper price ($/lb)(3)(4)	1.61	2.49	(35%)
Operating Highlights
Gold produced (oz’s) (5)	190,474	183,563	4%
Gold sold (oz’s) (5)	203,258	196,451	3%
Payable Copper Produced (000’s lbs)	20,072	11,440	75%
Copper Sales (000’s payable lbs)	20,423	12,522	63%
Unit Costs
Production costs per ounce of gold sold (4)	$423	$456	(7%)
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(3)(4)	$712	$669	6%
Gold - All-in sustaining costs on a by-product basis (including taxes) ($/oz sold)(3) (4)	$891	$813	10%
Gold - All-in sustaining costs on a co-product basis (before taxes) – ($/oz sold)(3)(4)	$676	$696	(3%)
Production costs per pound of copper sold (4)	1.34	1.67	(20%)
Copper - All-in sustaining costs on a co-product basis (before taxes) – ($/pound sold)(3)(4)	$1.52	$2.06	(26%)

(1)	As at March 31 2020, the Company had 293,816,251 common shares issued and outstanding.
(2)	Average for the period as reported by the London Bullion Market Association (US dollar Gold P.M. Fix Rate) and London Metal Exchange (LME).
(3)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(4)	Combines streamed and unstreamed amounts.
(5)	Includes Öksüt ounces sold and produced for which revenue and related costs were capitalized as pre-commercial production.

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Overview of Consolidated Results

First Quarter 2020 compared to First Quarter 2019

The Company recognized net earnings of $20.0 million and adjusted net earningsNG of $46.4 million in the first quarter of 2020, compared to net earnings and adjusted net earningsNG of $50.4 million in the first quarter of 2019. The decrease in net earnings was due to a $26.4 million increase in the reclamation liabilities for the Company’s non-operating sites caused by a decrease in the risk free interest rate used for discounting the liability, greater loss on foreign exchange derivatives and an inventory impairment charge of $7.5 million recognized by the molybdenum business, partially offset by greater earnings from mine operations as a result of higher realized gold prices and increased gold doré sold at Kumtor.

Cash provided by operations was $121.1 million in the first quarter of 2020, compared to $118.8 million in the same prior year period, due to increased revenue, primarily as a result of higher average realized gold prices, partially offset by a decrease in cash from working capital due to a larger increase in accounts receivable at Kumtor.

Free cash flow NG in the first quarter of 2020 was $77.0 million compared to free cash flowNG of $57.0 million in the same period of 2019. The increase was due to higher cash provided by operations, lower sustaining capital at Mount Milligan and lower construction costs at Öksüt, partially offset by increased capitalized stripping at Kumtor.

Safety and Environment

On February 15, 2020, a fatality occurred at the Kumtor Mine when an excavator operated by an employee slipped down into a water-filled basin near the edge of Petrov Lake. An internal investigation was conducted, and management collaborated closely with the Kyrgyz regulators and other state authorities to ascertain the cause of the incident. See “Litigations and Contingencies”.

Including the fatality that occurred in February 2020, Centerra incurred 12 reportable injuries in the first quarter of 2020, including 6 lost time injuries, 3 medical aid injuries and 3 restricted work injuries.

The Company has been monitoring closely developments relating to COVID-19 and has taken a number of proactive measures to ensure the continuity of its business and safety of its employees.

There were no reportable releases to the environment in the first quarter of 2020.

2020 Outlook

No change is currently required to previously issued Centerra’s 2020 guidance, despite a slow-down in activities experienced at Mount Milligan and Öksüt at the start of the second quarter of 2020 due to COVID-19 related restrictions. Despite its best efforts, the Company notes that COVID-19 has the potential to further significantly disrupt Centerra’s operations. Among other things, COVID-19 has the potential to cause significant illness in the workforce, temporarily shut down mining, processing and other operations, and disrupt supply chains as well as rail and shipping networks used to deliver products to customers. While Centerra has taken and will continue to take measures to mitigate such risks, the global effects of COVID-19 are rapidly evolving and cannot be predicted.

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Kumtor operations continue with the support of the Kyrgyz Republic Government, though a reduction in waste tonnes mined occurred due to reduced manpower on site. Process plant operations continue as normal.

On March 31, 2020, in response to Turkish government initiatives aimed at reducing the spread of COVID-19, the Company voluntarily undertook a significant reduction of manpower and operations at the Öksüt Mine for a two-week period. The reduction resulted in a suspension of open pit mining activities though ore continued to be placed on the heap leach pad and continued to be irrigated, and the ADR plant continued to operate, limiting the impact on gold production. Mining operations recommenced in mid-April, 2020, though operating on the weekend is subject to weekly approvals (which have been obtained to date).

In mid-April, 2020, Mount Milligan began a scheduled two-week process plant maintenance shut down after decreasing mining activities starting April 6, 2020 to reduce the size of the workforce at site and reduce the potential spread of the virus. Mount Milligan’s process plant is expected to resume production following its two-week shutdown and the mine is expected to ramp up production in mid-May 2020. This short-term decrease in activity at Mount Milligan is not currently expected to have a material impact on 2020 production and costs at Mount Milligan.

In April 2020, the Company also temporarily reduced exploration activities in order to reduce staffing levels.

All sites are complying with government regulation and internal policies aimed at reducing the spread of COVID-19. While such regulation and policies will not permit fully normalized operations at any site, currently they are not expected to result in a material effect on the Company’s 2020 operations or production.

The Company also notes that there has been a significant market movement in the underlying material assumptions used to set its 2020 guidance compared to current market prices. The changes of significance to the Company of note from January 1, 2020 to March 31, 2020 are as follows: gold spot price has increased by 6% to $1,609 per ounce; the copper spot price has decreased by 20% to $2.23 per pound; the diesel price at Kumtor has decreased by 24% to $0.39/litre; the Canadian dollar has devalued 9% to $1USD:$1.41, the Kyrgyz som has devalued 16% to $1USD:80.8 and the Turkish lira has devalued 11% to $1USD:6.60.

The material assumptions used in forecasting production and costs for 2020 can be found in the Outlook section in the Company’s annual MD&A and under the heading “Caution Regarding Forward-Looking Information” in the 2019 Annual Information Form. Production, operating cost and capital cost forecasts for 2020 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks That Can Affect Our Business” in the Company’s 2019 Annual Information Form.

Financial Performance

First Quarter 2020 compared to First Quarter 2019

Revenue:

Revenue increased to $374.0 million in the first quarter of 2020 from $334.0 million in the comparative prior year period, as a result of a 21% higher average realized gold price and 63% more copper pounds sold, partially offset by a lower average realized copper price.

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Production:

Gold production, including Öksüt, in the first quarter of 2020 was 190,474 ounces compared to 183,563 ounces for the same prior year period. Gold production at Kumtor was 152,307 ounces in the first quarter of 2020 while Mount Milligan produced 33,681 ounces of gold, a 1% increase from the same prior year period for both operations. At Kumtor, higher recovery and more gold produced from carbon fines was offset by lower grades. At Mount Milligan, process plant throughput during the first quarter averaged 53,527 tonnes per calendar day, compared to 27,000 tonnes per day in the prior year period. This was offset by lower grades and recovery. Gold production at Öksüt was 4,486 ounces, representing the initial period of production with first gold pour in late January 2020.

Copper production at Mount Milligan during the first quarter of 2020 was 20.1 million pounds, 8.6 million pounds more than the comparative prior year period, reflecting higher throughput.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold decreased in the first quarter of 2020 to $423 compared to $456 in the same period of 2019, mainly due to lower production costs per ounce at Kumtor as a result of higher gold sales volumes, partially offset by higher production cost per ounce at Mount Milligan as a result of lower gold sales volumes.

All-in Sustaining CostsNG:

Centerra’s all-in sustaining costs on a by-product basis per ounce of gold soldNG, which excludes revenue-based tax and income tax, increased to $712 per ounce in the first quarter of 2020, from $669 per ounce in the same prior year period due to higher capitalized stripping costs, partially offset by a higher sales volumes from Kumtor.

Exploration:

Exploration expenditures in the first quarter of 2020 were $7.8 million compared to $5.0 million in the comparative prior year period. The increase was due to additional drilling at Kumtor of $1.8 million and at the Company’s other projects.

Financing costs:

Financing costs in the first quarter of 2020 were $3.6 million compared to $4.0 million in the comparative prior year period. The decrease is due to the Company’s repayment of the note payable to Caterpillar Financial Services in late 2019 resulting in a lower debt balance in the first quarter of 2020 when compared to the first quarter or 2019.

Corporate administration:

Corporate administration costs were $3.4 million in the first quarter of 2020, a decrease of $6.2 million compared to the same period of 2019, mainly due to a decrease in share-based compensation as a result of the decline in the Company’s share price during the first quarter of 2020.

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Balance Sheet Review

	As at
$ millions	March 31, 2020	December 31, 2019	Change
Consolidated:
Cash and cash equivalents	193.8	42.7	354%
Inventories	757.0	774.1	(2%)
Current assets	128.5	115.9	11%
Property, plant and equipment	1,644.7	1,669.5	(1%)
Non-current assets	68.9	99.5	(31%)
Total Assets	2,792.9	2,701.7	3%

Current liabilities	249.6	244.8	2%
Non-current Debt	134.7	70.0	92%
Provision for reclamation	284.5	265.0	7%
Non-current liabilities	55.6	56.0	(1%)
Total Liabilities	724.4	635.9	14%

Total Equity	2,068.5	2,065.8	0%

Total Liabilities and Equity	2,792.9	2,701.7	3%

Cash and cash equivalents

Cash and cash equivalents at March 31, 2020 was $193.8 million, an increase of $151.1 million from December 31, 2019 as the Company realized $77.0 million in free cash flowNG, drew down $136 million from the Company’s secured revolving credit facility while repaying the $77.5 million Öksüt Project financing facility and in so doing releasing $25 million of restricted cash.

Inventory

Total inventory as at March 31, 2020 was $757.0 million compared to $774.1 million as at December 31, 2019. Inventory on hand included product inventory of $533.2 million and supplies inventory of $223.8 million, compared to $564.7 million and $209.3 million, respectively, as at December 31, 2019. The decrease in product inventory was primarily attributable to a decrease at Langeloth as a result of the declining molybdenum prices, which resulted in a write-down of the carrying value.

As at March 31, 2020, the inventory balance consisted of approximately 931,000 contained gold ounces on surface at Kumtor, of which roughly 55% is expected to be processed in the remainder of 2020, and 85,000 contained gold ounces and 18.6 million contained pounds of copper in stockpiles at Mount Milligan.

Property, Plant and Equipment

The book value of property, plant and equipment as at March 31, 2020 was $1.64 billion, which compares to $1.67 billion as at December 31, 2019. The decrease in the first quarter of 2020 of 1% was mainly due to amortization as a result of ongoing operations. Capital expenditures in the first quarter of 2020 were $44.1 million compared to $61.8 million in the same prior year period.

Non-Current Assets

Non-current assets decreased as a portion of the Alternative Minimum Tax (“AMT”) receivable was reclassified to current assets ($11.4 million at December 31, 2019) and approximately $25 million of restricted cash was released with the repayment of the Öksüt financing. This was partially offset by a net increase of approximately $6 million in the reclamation trust fund. As at March 31, 2020, the reclamation trust fund had a balance of $47.1 million.

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Asset Retirement Obligations (ARO)

The asset retirement obligations of $284.5 million as at March 31, 2020, increased from $265.0 million as at December 31, 2019, primarily due to a reduction in the discount rates used to calculate the present value of the retirement obligations.

Debt

Total debt as at March 31, 2020 was $134.7 million compared to $70.0 million as at December 31, 2019. The Company’s $500 million secured revolving credit facility had an outstanding balance of $136 million, compared to nil as at December 31, 2019.

In the first quarter of 2020, the Company repaid and cancelled its $77.5 million Öksüt Project financing facility. This resulted in the release of $25 million of restricted cash.

Liquidity

The Company believes its cash on hand, cash flow from the Company’s Kumtor, Mount Milligan and Öksüt operations and available capacity in its existing corporate credit facility will be sufficient to satisfy working capital needs, fund its anticipated construction and development activities and meet other liquidity requirements through to the end of 2020. See “Caution Regarding Forward-Looking Information”.

Cash Flow Review

Cash provided by operating activities

Cash provided by operations increased by 2% in the first quarter of 2020, compared to the first quarter of 2019 as a result of higher revenue, partially offset by a decrease in cash from working capital.

Cash used in investing activities

Cash used in investing activities decreased by 62% in the first quarter 2020, compared to the first quarter 2019, primarily due to the release of restricted cash upon repayment of the Öksüt project financing facility in the first quarter of 2020.

Cash used in financing activities

Cash provided by financing activities increased by 335% in the first quarter of 2020 when compared to the first quarter of 2019. The increase was mainly on account of the $136 million drawn on the revolving credit facility, which was used in part to repay the $77.5 million Öksüt Project finance facility.

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Market Conditions

Gold Price

During the first quarter of 2020, the spot gold price fluctuated between a low of $1,471 per ounce and a high of $1,680 per ounce. The average spot gold price for the first quarter was $1,582 per ounce, an increase of 21% from the comparative prior year period ($1,304 per ounce).

Copper Price

The average spot copper price in the first quarter of 2020 was $2.57 per pound, an 8% decrease compared to the comparative prior year period ($2.80 per pound).

Diesel Fuel Prices

Fuel costs represent a significant cost component for Centerra’s mining operations. Prices for Kumtor diesel fuel in the first quarter of 2020 generally correlated to the price movements of Brent crude oil and Ultra-Low-Sulfur-Diesel (“ULSD”). The purchase price for diesel fuel for Kumtor in the first quarter 2020 was $0.15/litre lower than the first quarter of 2019 ($0.39/litre compared to $0.54/litre). Kumtor sources its fuel from Russia either directly or through Kyrgyz distributors and prices include additional costs such as seasonal premiums for winterizing fuel and transportation costs from the Russian refineries.

According to the U.S. Energy Information Administration, the Brent crude oil price averaged $50/bbl. in the first quarter of 2020, $13/bbl. lower than the first quarter of 2019 average ($63/bbl.). By the end of the first quarter of 2020, Brent prices were significantly lower; as at March 31, 2020 the closing Brent spot price was $15/bbl., $53/bbl. lower than the price at December 31, 2019 ($68 /bbl.).

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In the first quarter of 2020, Centerra’s diesel hedging program resulted in a $1.1 million realized loss ($0.1 million realized gain in the first quarter of 2019). As at March 31, 2020, the Company has hedged (utilizing zero cost collars) 43% of Kumtor’s diesel fuel exposure for 2020.

The Company continues to utilize its rolling diesel hedging program in order to manage its exposure to fluctuations in diesel fuel prices. See “Financial Instruments”.

Molybdenum Price

The average molybdenum price in the first quarter of 2020 was $9.64 per pound, a decrease of 18% from the comparative prior year period ($11.78 per pound).

Foreign Exchange

The Company receives its revenue through the sale of gold, copper and molybdenum in U.S. dollars. The Company has operations in Canada, including its corporate head office, the Kyrgyz Republic, Turkey and the United States.

USD to CAD

During the first quarter of 2020, the spot price of the U.S dollar to Canadian dollar fluctuated between a low of 1.30 and a high of 1.45. The average U.S. dollar to Canadian dollar exchange rate for the first quarter of 2020 was 1.34, which was weaker by 2% when compared with the fourth quarter of 2019 (1.32) and 1% compared to the first quarter of 2019 (1.33). The Canadian dollar as at March 31, 2020 was 1.41, weakened by 8% from its value as at December 31, 2019 (1.30).

In the first quarter of 2020, Centerra’s Canadian dollar hedging program resulted in a $1.3 million realized loss (nil in the first quarter of 2019). As at March 31, 2020, the Company has hedged (utilizing zero cost collars) 61% of the estimated Canadian dollar exposure for 2020.

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USD to Kyrgyz Som

During the first quarter of 2020, the spot price of the U.S. dollar to Kyrgyz som exchange rate fluctuated from 69.5 to 83.5. The average U.S. dollar to Kyrgyz som for the first quarter of 2020 was 71.2, which was weaker by 2% when compared with the fourth quarter of 2019 (69.8) and first quarter of 2019 (69.8). The Kyrgyz som as at March 31, 2020 was 80.8, weakening 16% from its value as at December 31, 2019 (69.6).

USD to Turkish Lira

The average U.S. dollar to Turkish lira exchange rate for the first quarter of 2020 was 6.1 (ranging from 5.9 to 6.6 during the quarter), which was weaker by 5% when compared to the fourth quarter of 2019 (5.8) and 13% when compared to the average of the first quarter of 2019 (5.4). The Turkish lira as at March 31, 2020 was 6.6, 10% weaker than its value as at December 31, 2019 (6.0).

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time.

The hedge positions for each of these programs as at March 31, 2020 are summarized as follows:

							As at March 31, 2020
Program	Instrument	Unit	Average strike price			Type	Total position (4)	Fair value gain (loss) ($) (‘000’s)
Fuel Hedges	ULSD zero-cost collars(1)	Barrels	$	76/$	86	Fixed	160,173	(4,699)
Fuel Hedges	Brent Crude Oil zero-cost collars(1)	Barrels	$	57/$	66	Fixed	118,432	(2,602)
Gold/Copper Hedges (Royal Gold deliverables):
Gold Derivative Contracts	Forward contracts(2)	Ounces		N/A(3)		Float	25,850	118
Copper Derivative Contracts	Forward contracts(2)	Pounds		N/A(3)		Float	4.1 million	(738)
FX Hedges
USD/CAD Derivative Contracts	Zero-cost collars	CAD		1.30/1.35		Fixed	200.1 million	(7,161)

(1)

Under the Brent crude and ULSD zero-cost collars, the Company has the right to buy a fixed amount of crude oil or ULSD at the contract’s ‘ceiling’ price if the market price was to exceed this price upon contract expiration, while requiring the Company to buy fuel barrels at the ‘floor’ price if the market price was to fall below this price upon contract expiration. At the end of each contract there is no delivery of the underlying physical item and the contract is financially settled.

(2)

Under the forward contracts entered into in connection with Royal Gold deliverables (the “Royal Gold hedging program”), the Company must sell specified quantities of gold or copper, at a future market price on a specified date.

(3)	Royal Gold hedging program with a market price determined on closing of the contract. (4) Hedge positions as at end of March 31, 2020, are due to settle by end of 2020.

Centerra does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

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Operating Mines and Facilities

Kumtor Mine

The Kumtor open pit mine, located in the Kyrgyz Republic, is one of the largest gold mines in Central Asia. It has been in production since 1997 and has produced over 12.8 million ounces of gold to March 31, 2020.

Recent Developments

In view of, among other things, the urgent need for regional development in the Kyrgyz Republic, Kumtor Gold Company determined that additional contributions to the previously established Kyrgyz Republic Social Partnership for the Regional Fund were appropriate. Accordingly, it made a further $9 million contribution to the Regional Fund in March 2020 and intends to make further contributions of $2.2 million each quarter the mine is in operation, up to a total of $22.0 million.

On February 15, 2020, an employee fatality occurred at Kumtor when an excavator slipped down into a water-filled basin near the edge of Petrov Lake, which is situated five kilometres northeast of the Kumtor mill site. An internal investigation was conducted, and management collaborated closely with the Kyrgyz regulators and other state authorities to ascertain the cause of the incident. See “Litigation and Contingencies”

On December 1, 2019, Kumtor experienced a significant waste rock movement at the Lysii waste rock dump, resulting in two employee fatalities. The Company initiated an emergency evacuation of all mine personnel from the area and an immediate cessation of mining operations. In January 2020, after an extensive search and in consultation with the families of the deceased Kumtor employees, search efforts were terminated. In late January 2020, after significant analysis of its procedures, including safety procedures, and consultation and approval of the relevant the Kyrgyz Republic state agencies, the Company recommenced mining operations, placing waste materials on the Central Valley waste dump after receiving approvals for its revised 2020 mining plans. Currently, Kumtor is not permitted to place waste materials at the Lysii waste rock dump as was contemplated in the initial 2020 mine plan. See “Litigation and Contingencies”

A normal course updated Kumtor Technical Report is expected to be completed in the second half of 2020.

COVID-19 update

During the first quarter of 2020, with the support of the Kyrgyz Republic Government, Kumtor has implemented a number of proactive measures to prevent the spread of COVID-19 such as extending mine site crew rotations to four-weeks compared to two-weeks, separating key process plant personnel from mining crews, increasing health hygiene protocols, maintaining social distancing to ensure the safety of its employees, contractors, communities and other stakeholders as well as to try to ensure the uninterrupted flow of its supply chain to ensure the continuation of operations. Despite the strict restrictions imposed by the Government of the Kyrgyz Republic on the movement of people and goods within the country, the Government has been supportive of Kumtor’s continued operations.

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Kumtor Operating Results

	Three months ended March 31,
($ millions, except as noted)
	2020	2019	% Change
Financial Highlights:
Revenue	248.9	195.0	28%
Production costs	51.5	54.1	(5%)
Standby costs	6.8	-	100%
Depreciation, depletion and amortization	53.6	41.0	31%
Earnings from mine operations	137.0	99.9	37%
Cash provided by mine operations	134.3	120.0	12%
Cash provided by mine operations before changes in working capital	142.6	109.9	30%
Free cash flow (1)	95.6	91.6	4%
Operating Highlights:
Tonnes mined (000’s)	19,997	49,194	(59%)
Tonnes ore mined (000’s)	571	1,877	(70%)
Average mining grade (g/t)	7.86	2.14	268%
Tonnes processed (000’s)	1,602	1,575	2%
Average process plant head grade (g/t)	3.53	3.73	(5%)
Process plant Recovery (%)	83.7%	82.0%	2%
Mining costs - total ($/t mined material)	1.76	1.04	70%
Processing costs ($/t milled material)	10.89	10.93	(0%)
Gold produced (ounces)	152,307	150,308	1%
Gold sold (ounces)	160,090	150,267	7%
Average realized gold price ($/oz sold)(1)	1,555	1,297	20%
Capital Expenditures - sustaining	8.4	8.9	(6%)
Capital Expenditures - growth	0.7	2.0	(63%)
Capital Expenditures - stripping - cash	30.0	17.4	73%
Capital Expenditures - stripping - non-cash	10.0	5.5	80%
Capital Expenditures - total	49.1	33.8	45%
Unit Costs:
Production costs per ounce of gold sold	322	360	(11%)
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(1)	644	553	16%
Gold - All-in sustaining costs on a by-product basis - including taxes ($/oz sold)(1)	864	735	18%

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”

First Quarter 2020 compared to First Quarter 2019

For the three months ended March 31 2020, Kumtor recorded greater revenue and earnings from mine operations of 28% and 37%, respectively, when compared to the same prior year period. The increase was primarily due to 20% higher average realized gold price and 7% more ounces sold in the first quarter of 2020 compared to the first quarter of 2019.

Cash provided by mine operations in the first quarter of 2020 was $134.3 million, $14.3 million more than the same prior year period due to greater revenue, partially offset by a decrease in cash from working capital due to a larger increase in accounts receivable and an increase in payments made for taxes. Free cash flowNG in the first quarter of 2020 was $95.6 million compared to $91.6 million in the first quarter of 2019. The increase was due to an increase in cash provided by mine operations, partially offset by an increase in capitalized stripping costs.

During the first quarter of 2020, after restarting mining operations in January following the Lysii waste rock dump incident, Kumtor finished mining cut-back 19 West and the SB Zone and continued stripping and unloading ice from cut-back 20.

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Tonnes mined were 20.0 million compared to 49.2 million tonnes in the comparative prior year period, representing a decrease of 59%, mainly due to the suspension of operations from December 2019 to January 2020 and longer haulage distances as a result of the Company’s inability to use the Lysii waste rock dump. Of the 20.0 million tonnes mined in the first quarter of 2020, 18.0 million tonnes were capitalized as waste stripping for future production from cut-back 20. Kumtor is currently utilizing the Central Valley waste dump in accordance with the revised and approved 2020 mining plan.

Mining costs, including capitalized stripping, were $35.4 million in the first quarter of 2020 compared to $51.3 million in the first quarter of 2019. Lower mining costs in the first quarter of 2020 is attributable to the suspension of mining operations in January.

In the first quarter of 2020, Kumtor produced 152,307 ounces of gold from stockpiles, compared to 150,308 ounces of gold in the same prior year period. The increase in the current quarter was primarily due to higher gold recovery and more gold produced from carbon fines, partially offset by lower grades. During the first quarter of 2020, Kumtor’s average process plant head grade was 3.5 g/t with a recovery of 83.7% compared to 3.7 g/t and a recovery of 82.0% in the first quarter of 2019.

Processing costs were $17.4 million in the first quarter of 2020 compared to $17.2 million in the prior year period, due primarily to increased costs associated with higher carbon fine processing, partially offset by lower reagents costs because of processing low oxidized ore.

Site support costs in the first quarter of 2020 were $10.0 million compared to $11.8 million in the same period of 2019, due to lower labour costs as a result of a favourable movement in the local currency exchange rate and lower camp and contractor costs due to continuous improvement initiatives.

Kumtor’s production costs per ounce of gold sold were $322 for the first quarter of 2020, compared to $360 in the first quarter of 2019. The decrease was primarily due to an increase in ounces sold and a decrease in production costs as a result of higher silver sales and higher capitalized stripping.

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Kumtor’s all-in sustaining costs on a by-product basis per ounce soldNG, which excludes revenue-based tax, were $644 per ounce in the first quarter of 2020 compared to $553 per ounce in the same prior year period. The increase was mainly due to higher capitalized stripping costs and a $9 million contribution to the Kyrgyz Republic Regional Fund, partially offset by an increase in ounces sold.

Including revenue-based taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $864 per ounce in the first quarter of 2020 compared to $735 per ounce in the same prior year period.

Mount Milligan Mine

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at Mount Milligan is subject to an arrangement with RGLD AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan

Streaming Arrangement”).

Updated NI 43-101 Technical Report

On March 26, 2020, the Company announced the results of the updated NI 43-101 technical report on the Mount Milligan Mine as at December 31, 2019. The updated technical report on the Mount Milligan Mine was published by the Company on March 26, 2020 and is available on SEDAR www.sedar.com and the Company’s website www.centerragold.com.

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Water Update

During the first quarter of 2020, Mount Milligan continued to access ground water from the Lower Rainbow Valley wellfield as well as other groundwater wells near the tailings storage facility (TSF), providing sufficient water for the process plant to operate at full capacity.

Spring water pumping at Mount Milligan began in April and the Company expects significant water runoff during freshet as snowpack around site is approximately 20% above historical norms. Mount Milligan also continues to pursue a long-term solution to its water needs. See “Caution Regarding Forward-Looking Information”.

Exploration will continue throughout 2020 in an attempt to extend groundwater supply capacity from the Lower Rainbow Valley and other groundwater targets in the vicinity.

COVID-19

In early-April 2020, the Company announced a significant slowdown at Mount Milligan, including the reduction of the workforce beginning in the second week of April, by approximately 50%, reducing process plant throughput to approximately 50,000 tonnes per day and stopping mining activity except for tailings construction. Mount Milligan continued to process material from surface ore stockpiles using only the primary crusher during this time. During mid-April, Mount Milligan completed a planned two-week maintenance shut-down, including a SAG Mill reline. The Company has maintained sufficient staff and contractors on site to ensure capture of spring runoff water during the freshet.

Mount Milligan is expected to ramp up operations in May 2020, however, any increase in the level of operations and associated manpower will depend on the specific circumstances at the time. See “Caution Regarding Forward-Looking Information”.

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Mount Milligan Operating Results

($ millions, except as noted)	Three months ended March 31,
	2020	2019	% Change
Financial Highlights:
Gold sales	48.9	46.3	6%
Copper sales	33.0	31.1	6%
Total Revenues	81.9	77.4	6%
Production costs	60.7	56.4	8%
Depreciation, depletion and amortization	18.0	12.4	46%
Earnings from mine operations	3.2	8.6	(63%)
Cash provided by mine operations	27.2	12.4	119%
Cash provided by mine operations before changes in working capital	12.1	16.6	(27%)
Free cash flow (deficit) (1)	22.0	(0.4)	100%
Operating Highlights:
Tonnes mined (000’s)	10,889	9,305	17%
Tonnes ore mined (000’s)	4,689	2,550	84%
Tonnes milled (000’s)	4,871	2,430	100%
Process plant Head Grade Copper (%)	0.26%	0.27%	(4%)
Process plant Head Grade Gold (g/t)	0.37	0.62	(41%)
Copper Recovery (%)	75.5%	82.5%	(8%)
Gold Recovery (%)	59.9%	70.1%	(15%)
Mining costs - total ($/t mined material)	1.75	2.05	(15%)
Processing plant costs - total ($/t milled material)	4.93	10.08	(51%)
Concentrate Produced (dmt)	45,087	25,811	75%
Payable Gold Produced (oz) (2)	33,681	33,255	1%
Payable Copper Produced (000’s lbs) (2)	20,072	11,440	75%
Gold Sales (payable oz)(2)	40,353	46,184	(13%)
Copper Sales (000’s payable lbs)(2)	20,423	12,522	63%
Average Realized Price - Gold - combined ($/oz )(1)(2)	1,213	1,003	21%
Average Realized Price - Copper - combined ($/lb) (1)(2)	1.61	2.49	(35%)
Capital Expenditures - sustaining (1)	5.3	10.7	(51%)
Unit Costs:
Production costs per ounce of gold sold	827	768	8%
Gold - All in Sustaining costs on a by-product basis ($/oz sold) (1)	901	842	7%
Gold - All in Sustaining costs on a by-product basis - including taxes ($/oz sold) (1)	921	860	7%
Gold - All in Sustaining costs on a co-product basis ($/oz sold) (1)	948	958	(1%)
Production costs per pound of copper sold	1.34	1.67	(20%)
Copper - All in Sustaining costs on a co-product basis ($/lb sold) (1)	1.52	2.06	(26%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”
(2)

Mount Milligan payable production and sales are presented on a 100% basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of payable Gold ounces and 18.75% of payable copper. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

First Quarter 2020 compared to First Quarter 2019

Mount Milligan’s earnings from mine operations were $3.2 million in the first quarter of 2020 compared to $8.6 million in the same prior year period. The decrease was due to an increase in depreciation costs as a result of an increase in copper production and a decrease in mine life and reserves. The increase in copper pounds sold of 63% was offset by a lower average realized copper price, while the 13% decrease in gold ounces sold was offset by a higher average realized gold price. Gold and copper grades and recoveries were lower compared to the same prior year period, primarily due to mine sequencing, while gold recoveries were further impacted by higher throughput rates.

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Cash provided by mine operations was $14.8 million higher in the first quarter of 2020 when compared to the same period in 2019 due to the collection of receivables for two additional provisional shipments in 2020, higher average realized gold prices and lower payments to Royal Gold. Free cash flowNG in the first quarter of 2020 was $22.0 million compared to a free cash flow deficit of $0.4 million in the first quarter of 2019. The increase was due to an increase in cash provided by mine operations and decrease in expenditures on water source infrastructure.

During the first quarter of 2020, mining activities were in phases 4 and 8 of the open pit. Both phases provided an even split of ore and waste though phase 8 also included some overburden striping. Total tonnes mined in the first quarter of 2020 was 10.9 million tonnes and total material moved was 11.7 million tonnes. In the comparative quarter of 2019, total tonnes mined was 9.3 million tonnes and total material moved was 9.8 million tonnes. The increase in total tonnes mined was due to higher throughput availability of the processing plant.

Mining costs totaled $17.2 million in the first quarter of 2020 compared to $13.9 million in the first quarter of 2019. The increase was primarily due to $3.3 million in less waste material being allocated to the tailing storage facility (“TSF”) in the first quarter of 2020.

Mine production averaged 120,000 tonnes per day compared to 103,000 tonnes per day in the comparative quarter of 2019. The increase was as a result of greater processing plant throughput availability. Mine production was 4.9 million tonnes, averaging 53,527 tonnes per calendar day in the first quarter of 2020 compared to 2.4 million tonnes, averaging 27,000 tonnes per calendar day in the same prior year period. During the first quarter of 2020, Mount Milligan continued to access ground water from the Lower Rainbow Valley wellfield as well as other groundwater wells near the TSF, providing sufficient water for the process plant to operate at full capacity.

Gold production in the first quarter of 2020 was 33,681 ounces compared to 33,255 ounces in the comparative prior year period due to higher throughput, offset by lower grades and recoveries. Total copper production was 20.1 million pounds in the first quarter of 2020 compared to 11.4 million pounds in the comparative prior year period, due to higher throughput, offset by lower recoveries.

Processing costs totaled $24.0 million or $4.93 per tonne processed in the first quarter of 2020 compared to $24.5 million or $10.08 per tonne processed in the same prior year period. The decrease on a per tonne basis was due to an increase in the process plant throughput due to the timing of a planned maintenance shutdown and water sourcing activities which occurred in the first quarter of 2019 but were deferred to the second quarter of 2020.

Production costs per ounce of gold sold in the first quarter of 2020 were $827 compared to $768 in the same quarter of 2019 due to lower gold ounces sold as a result of lower grades and recoveries.

Production costs per pound of copper sold in the first quarter of 2020 were $1.34 compared to $1.67 in the same quarter of 2019, primarily as a result of greater copper pounds sold.

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Mount Milligan’s all-in sustaining costs on a by-product basis per ounce sold NG, which excludes taxes, were $901 per ounce for the first quarter of 2020 compared to $842 per ounce in the same prior year period, due to producing fewer ounces from lower grades and recoveries leading to lower gold sales, partially offset by higher tonnage processed, lower sustaining capital as a result of decreased spending on water source infrastructure projects and higher copper credits.

Including income taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $921 per ounce in the first quarter of 2020 compared to $860 per ounce in the same period of 2019.

Öksüt Mine

The Öksüt Mine is situated in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi (population 64,000) located approximately 10 kilometres north of the mine site. Öksüt Madencilik Sanayi ve Ticaret Anonim Sirketi (OMAS), a wholly-owned subsidiary of the Company, owns the rights to mine and explore the property.

The Öksüt Mine achieved first gold pour on January 31, 2020 and is currently in the pre-commercial production, start-up phase.

COVID-19

On March 31, 2020, in response to Turkish Government initiatives aimed at reducing the spread of COVID-19, the Company undertook a significant reduction of manpower and operations at the Öksüt Mine for a two-week period. The reduction resulted in a suspension of open pit mining activities though ore continued to be placed on the heap leach pad, irrigation continued, and the ADR plant continued to operate, limiting the impact on production. Öksüt returned to targeted operational levels in mid-April, 2020, though operating on the weekend is subject to weekly approvals (which have been obtained to date).

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Öksüt Mine

($ millions, except as noted)	Three months ended March 31,
2020
Operating Highlights:
Tonnes mined (000’s)	2,875
Tonnes ore mined (000’s)	571
Tonnes ore crushed (000’s)	403
Tonnes stacked (000’s)	302
Ore grade stacked (g/t)	1.05
Contained ounces stacked	10,191
Gold produced (ounces)	4,486
Gold sold (ounces)	2,815
Capital Expenditures - sustaining	0.2
Capital Expenditures - growth	12.2
Capital Expenditures - stripping - cash	3.6
Capital Expenditures - total	16.0

First Quarter 2020

Öksüt achieved its first gold pour on January 31, 2020, with a total of 4,486 ounces of gold poured in the first quarter of 2020.

Revenue net of the related cost of operations was $3.7 million in the first quarter of 2020. As Öksüt has not yet achieved commercial production the revenue net of the related costs was recorded as a reduction of capital expenditures in the period.

Mining in the first quarter of 2020 was focused on the development of both the Keltepe and Güneytepe pits. Productivity was impacted by unusually harsh winter weather conditions in the quarter, including unusually high levels of snow fall, rain, and fog conditions.

The harsh winter weather conditions and processing of high clay content material resulted in the need to modify the primary crusher’s feeder and bunker to ensure that operations are not impacted by similar conditions in the future. During the quarter, the Company utilized mobile crushing facilities to support the planned production volumes.

Total tonnes mined was 2.8 million tonnes, with a strip ratio of 4.0 for the quarter. At the end of March 2020, 0.5 million tonnes of ore at an average grade of 0.91 g/t had been stockpiled.

Mining and crushing costs totaled $6.7 million or $2.33 per tonne in the first quarter.

Processing in the first quarter of 2020 was focused on the preparation, stacking and irrigation of the heap leach pad. By the end of the quarter, all of phase 1A and one half of phase 1B of the heap leach pad were stacked. At the end of the first quarter of 2020, 0.4 million tonnes of ore averaging 1.15 g/t had been placed onto the leach pad and was under leach.

Processing costs totaled $1.9 million or $4.78 per tonne in the first quarter of 2020.

As at March 31, 2020, the Öksüt Mine construction was 95% complete. The remaining construction activities are to complete the heap leach pad and are expected to be completed by mid-2020.

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During the first quarter of 2020, Öksüt recorded negative free cash flowNG of $20.4 million, representing a build-up of working capital of $11.1 million, spending of $9.4 million in construction costs and $3.6 million of capitalized stripping, partially offset by the cash receipt of $3.7 million in revenue net of production costs. This compares to $15.3 million spent on construction and development activities in the first quarter of 2019.

Molybdenum Business

The molybdenum business includes two North American primary molybdenum mines that are currently on care and maintenance: the Thompson Creek (“TC”) Mine (mine and process plant) in Idaho and the 75%-owned Endako Mine (mine, process plant and roaster) in British Columbia. The molybdenum business also includes the Langeloth metallurgical roasting facility (the “Langeloth Facility”) in Pennsylvania. TC Mine operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to process high copper content molybdenum concentrate purchased from third parties, which is then transported from TC Mine to the Langeloth Facility for further processing.

The molybdenum business provides tolling treatment services for customers by converting molybdenum concentrates to molybdenum oxide powder and briquettes and ferromolybdenum products. Additionally, molybdenum concentrates are purchased to convert to upgraded products which are then sold in the metallurgical and chemical markets.

COVID-19

The Molybdenum operations continue unaffected and management continues to practice proactive measures to protect the health and safety of their employees and contractors on site.

Molybdenum Operating Results

($ millions, except as noted)	Three months ended March 31,
	2020	2019	% Change
Financial Highlights:
Molybdenum (Mo) Sales	41.7	58.6	(29%)
Tolling, Calcining and Other	1.6	3.0	(47%)
Total Revenues and Other Income	43.3	61.6	(30%)
Production costs	52.5	61.2	(14%)
Depreciation, depletion and amortization	1.4	1.2	22%
Reclamation expense	26.4	—	0%
Care and Maintenance costs - Molybdenum mines	3.2	3.6	(10%)
Loss from operations	(41.1)	(4.9)	739%
Total capital expenditure	0.8	0.2	399%
Cash (used in) provided by operations	10.4	(0.6)	100%
Cash (used in) provided by operations, before changes in working capital	(4.8)	(2.7)	78%
Free cash flow (deficit) (1)	9.2	(0.8)	100%
Average Mo spot price ($/lb)	9.6	11.8	(18%)
Production Highlights (000’s lbs):
Mo purchased	3,342	4,229	(21%)
Mo roasted	4,382	4,809	(9%)
Mo sold	3,790	4,592	(17%)
Toll roasted and upgraded Mo	810	1,654	(51%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”

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First Quarter 2020 compared to First Quarter 2019

In the first quarter of 2020, 4.4 million pounds of molybdenum were roasted which represented a 9% decrease over the same period in 2019. A total of 0.8 million pounds of molybdenum were roasted under tolling arrangements during the quarter, which was 51% less than the same period in 2019. This decrease was the result of the decline in demand for industrial products that use molybdenum.

The Molybdenum business recorded a loss from operations in the first quarter of 2020 of $41.1 million compared to $4.9 million in the same period of 2019. The loss recorded in the first quarter of 2020 included a $26.4 million increase in the asset retirement obligation liabilities, caused by a decrease in the risk free interest rate used for discounting the liability, at the TC Mine, which is not currently in operation, and a $7.5 million write down in product inventory as a result of a decline in the molybdenum price over the quarter.

Cash provided by operations in the first quarter of 2020 was $10.4 million, compared to cash used in operations of $0.6 million in the comparative prior year period. The increase was due to an $11.4 million alternative minimum income tax refund that was received as a result of the change in U.S. income tax laws affecting prior year tax filings.

Pre-Development Projects

Kemess Underground Project:

The Kemess Project is located in north-central British Columbia, Canada, approximately 250 kilometres north of Smithers, 430 kilometres northwest of Prince George and 209 kilometres from the Mount Milligan Mine. The Kemess Project site (or “Kemess”) includes infrastructure from the past producing Kemess South Mine. There are currently no mining activities at the Kemess site and on-site activities consist of care and maintenance work, initial surface construction, and pre-development activities for the proposed Kemess Underground Project.

COVID-19

During the first quarter of 2020, care and maintenance activities at the mine site were minimized and the remobilization of the surface construction contractors was deferred by one month until mid-May.

On April 28, 2020, a Kemess employee informed the Company they had tested positive for COVID-19 while on break from site. The employee was last present at the Kemess site on April 16, 2020. As an immediate measure, Kemess employees and relevant health authorities, including the Northern Health Authority of British Columbia, have been informed and the Company has activated protocols to limit the spread of the virus. The Company is also investigating when the employee may have contracted the virus and whether other individuals may have been exposed.

Developments during the first quarter of 2020

In the first quarter of 2020, the Company spent $3.5 million on care and maintenance, and capital expenditures were $1.8 million which included costs for technical engineering studies, water treatment plant performance testing preparation and southern collection system pond construction. Comparatively, the Company spent $3.7 million on care and maintenance activities in the first quarter of 2019. Capital expenditures in the first quarter of 2019 were $4.6 million which included water treatment plant, water discharge system and mobile equipment purchases.

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Greenstone Gold Property:

The Greenstone Gold property is located in northern Ontario, Canada approximately 275 kilometres northeast of Thunder Bay, Ontario. Centerra owns a 50% partnership interest in the Greenstone Partnership, which owns the Greenstone Gold development property, including the Hardrock deposit.

COVID-19

During the first quarter of 2020, operations at the Greenstone Gold Property were not directly impacted by COVID-19. Greenstone Gold Mines GP Inc., the managing partner of the property is closely monitoring the situation and has closed access to offices and site, and all employees and consultants are working remotely.

Developments during the first quarter of 2020

During the first quarter of 2020, the Company spent $3.2 million compared to $6.8 million in the same comparative period. Activities in the first quarter of 2020 included advancing detailed engineering, permitting, environmental and management plans, water modelling, implementation of indigenous community agreements, and exploration activities outside of the Hardrock deposit. As at March 31 2020, Centerra’s funding towards its C$185 million commitment in the Greenstone Partnership was C$145 million (US$111 million).

The Company has commenced a legal proceeding against the managing partner of the Greenstone Partnership (“Greenstone Managing Partner”), its partner (a wholly owned subsidiary of Premier Gold Mines Limited (“Premier”)) and individuals nominated by Premier to the board of the Greenstone Managing Partner, in connection with certain disputes relating to the Greenstone Gold property. In turn, Premier and its board nominees filed a counterclaim against the Company and its board nominees to the Greenstone Managing Partner. See “Litigation and Contingencies”.

Quarterly Results – Previous Eight Quarters

Over the last eight quarters, Centerra’s results reflect the impact of increasing gold sales amidst a period of rising gold prices. Production costs have also benefited from decreasing diesel fuel costs and a depreciating Canadian dollar over the last eight quarters. Gold ounces sold on a quarterly basis steadily increased from the second quarter of 2018 to the third quarter of 2019, followed by a slight decline in the fourth quarter of 2019 and increasing again in the first quarter of 2020. An after-tax gain of $21.3 million on the sale of the Company’s royalty portfolio was recorded in the second quarter of 2018. The Company recognized an increase in ARO expenses of $41.8 million in the fourth quarter of 2018 mainly to record an increase in water treatment costs at the TC Mine. The third quarter of 2019 reflects the impairment of $230.5 million recorded on the Mount Milligan Mine and the $10 million Kyrgyz Republic settlement expense. The fourth quarter of 2019 and first quarter of 2020 include a reclamation expense of $31.4 million and $26.4 million, respectively, as a result of a change in the interest rate used to discount the reclamation costs at TC Mine. The quarterly financial results for the last eight quarters are shown below:

$ million, except per share data Quarterly data unaudited	2020	2019				2018
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	374	313	388	341	334	392	259	243
Net earnings (loss)	20	(12)	(165)	33	50	49	6	44
Basic earnings (loss) per share	0.07	(0.04)	(0.56)	0.11	0.17	0.17	0.02	0.15
Diluted earnings (loss) per share	0.06	(0.04)	(0.56)	0.11	0.17	0.17	0.01	0.15

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Litigation and Contingencies

The following is a summary of litigation and contingencies with respect to matters affecting the Company and its subsidiaries. Readers are cautioned that the following is only a brief summary of such matters. For a more complete discussion of these matters, see the Company’s news releases and its Annual Information Form for the year ended December 31, 2019 and specifically the section therein entitled “Risks that can affect our business” available on SEDAR at www.sedar.com. The following summary also contains forward-looking statements and readers are referred to “Caution Regarding Forward-looking Information”.

Kyrgyz Republic

Kumtor Mine

Lysii Waste Dump Accident

On December 1, 2019, Centerra announced that the Kumtor Mine experienced a significant waste rock movement at the Lysii waste rock dump, which resulted in the fatality of two Kumtor employees. Kyrgyz state authorities carried out investigations into this accident and issued final reports which concluded that there were no violations of Kyrgyz laws in connection with the accident. A criminal investigation, which is required in the Kyrgyz Republic any time there is a fatality that occurs at a workplace, is ongoing.

Petrov Lake Accident

On February 18, 2020, the Company announced that a fatal accident occurred at Kumtor when an excavator slipped down into a water filled basin while operating near Petrov Lake. An internal investigation was conducted, and management collaborated closely with the Kyrgyz regulators and other state authorities to ascertain the cause of the incident. The Company continues to work with Kyrgyz authorities on the related criminal investigations into this matter. As noted above, a criminal investigation is required any time there is a fatality that occurs at a workplace.

Canada

Mount Milligan Mine

The Company has received a notice of civil claims from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued is not material.

Greenstone Gold Property

As previously disclosed, on December 23, 2019, the Company’s wholly owned subsidiary, AuRico Canadian Royalty Holdings Inc., filed with the Ontario Superior Court of Justice a statement of claim against Greenstone Gold Mines G.P. Inc. (the “Greenstone Managing Partner”), Premier Gold Mines Hardrock Inc., a subsidiary of Premier Gold Mines Limited (“Premier”) and two individual directors appointed by Premier to the Greenstone Managing Partner’s board of directors. Among other things, the claim relates to whether a report prepared by G-Mining Services Inc. on behalf of the Greenstone Managing

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Partner constitutes a Feasibility Study under the amended and restated partnership agreement dated March 9, 2015 (the “Partnership Agreement”), and how the Greenstone Managing Partner and Premier responded to questions regarding the report that were raised by members of Greenstone Managing Partner’s board of directors, AuRico and the independent third-party expert retained by Centerra to review it. Statements of defense and counterclaim have been filed by Premier, two individuals nominated by Premier to the Greenstone Managing Partner’s board of directors and the Greenstone Managing Partner.

Other

The Company operates in multiple countries around the world and accordingly is subject to, and pays, taxes under the various regimes in those jurisdictions in which it operates. These tax regimes are determined under general taxation and other laws of the respective jurisdiction. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company’s tax filings are subject to review and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax laws. The Company records provisions for future disbursements considered probable. As at March 31, 2020, the Company did not have any material provision for claims or taxation assessments.

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS required management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2020 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2019.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year are outlined in detail in note 4 of the December 31, 2019 financial statements.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during the first quarter of 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design and operation of these DC&P and ICFR were effective throughout the first quarter of 2020.

Non-GAAP Measures

This document contains the following non-GAAP financial measures: all-in sustaining costs per ounce sold on a by-product basis, all-in sustaining costs per ounce sold on a by-product basis including taxes, and all-in sustaining costs per ounce sold on a co-product basis. In addition, non-GAAP financial measures include adjusted net earnings, adjusted net earnings per common share (basic and diluted), average realized gold price, average realized copper price, adjusted cash provided by operations, free cash flow and adjusted free cash flow. These financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines, which can be found at http://www.gold.org.

Management believes that the use of these non-GAAP measures will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance, our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis, and for planning and forecasting of future periods. However, the measures do have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of our results as reported under GAAP.

Definitions

The following is a description of the non-GAAP measures used in this MD&A:

•

All-in sustaining costs on a by-product basis per ounce sold include production costs, the cash component of capitalized stripping costs, corporate general and administrative expenses, accretion expenses, and sustaining capital, net of copper and silver credits. The measure incorporates costs related to sustaining production. Copper and silver credits represent the expected revenue from the sale of these metals.

•	All-in sustaining costs on a by-product basis per ounce sold including taxes, include revenue-based tax at Kumtor and taxes (mining and income) at Mount Milligan.

•

All-in sustaining costs on a co-product basis per ounce of gold sold or per pound of copper sold, include production costs that are allocated between copper and gold based on production. To calculate the allocation of production costs, copper production has been converted to ounces of gold equivalent using the copper production for the periods presented, as well as an average of the futures prices during the quotational pricing period for copper and gold sold from Mount Milligan. For the first quarter of 2020, 619 pounds of copper were equivalent to one ounce of gold.

•

Adjusted net earnings is calculated by adjusting net earnings (loss) as recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for items not associated with ongoing operations.

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•

Adjusted cash provided by operations is calculated by adjusting cash provided by operations as recorded in the condensed consolidated interim statements of statements of cash flows for items not associated with ongoing operations.

•

Average realized gold price is calculated by dividing the different components of gold sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold.

•

Average realized copper price is calculated by dividing the different components of copper sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold.

•	Free cash flow is calculated as cash provided by operations less additions to property, plant and equipment.

•	Adjusted free cash flow is calculated as free cash flow adjusted for items not associated with ongoing operations.

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All-in Sustaining Costs on a by-product basis (including and excluding taxes) per ounce of gold are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
(Unaudited - $ millions, unless otherwise specified)	Consolidated (1)		Kumtor(1)		Mount Milligan(1)
	2020	2019	2020	2019	2020	2019
Production costs attributable to gold	84.9	89.6	51.5	54.1	33.4	35.5
Production costs attributable to copper	27.3	20.9	—	—	27.3	20.9

Total Production costs excluding molybdenum segment, as reported	112.2	110.5	51.5	54.1	60.7	56.4
Adjust for:
Selling and marketing	2.1	1.2	—	—	2.1	1.2
Refining fees	1.9	1.4	1.7	1.2	0.2	0.2
By-product credits - copper	(33.0)	(31.1)	—	—	(33.0)	(31.1)
Community costs related to current operations	11.3	1.1	11.3	1.1	—	—

Adjusted Production Costs	94.5	83.1	64.5	56.4	30.0	26.7
Corporate general administrative and other costs	3.2	9.4	—	—	—	0.2
Accretion expense	0.4	0.5	0.3	0.4	0.1	0.1
Capitalized stripping	30.0	17.4	30.0	17.4	—	—
Capital expenditures (sustaining)	13.7	19.8	8.4	8.9	5.3	10.7
Lease principal payments	1.0	1.2	—	—	1.0	1.2

All-in Sustaining Costs on a by-product basis	142.8	131.4	103.2	83.1	36.4	38.9
Revenue-based taxes	35.1	27.4	35.1	27.4	—	—
Income and mining taxes	0.8	0.8	—	—	0.8	0.8

All-in Sustaining Costs on a by-product basis (including taxes)	178.7	159.6	138.3	110.5	37.2	39.7

Ounces sold (000’s)(2)	200.5	196.5	160.1	150.3	40.4	46.2
Pounds sold (millions)	20.4	12.5	—	—	20.4	12.5
Production costs per ounce of gold sold ($ /oz sold)	423	456	322	360	827	768
Production costs per pound of copper sold ($ /pound sold)	1.34	1.67	n/a	n/a	1.34	1.67
Gold - All-in Sustaining Costs on a by-product basis ($ /oz sold)	712	669	644	553	901	842
Gold - All-in Sustaining Costs on a by-product basis (including taxes) - $ /oz sold	891	813	864	735	921	860
Gold - All-in Sustaining Costs on a co-product basis - before taxes ($ /oz sold)	676	696	644	553	948	958
Copper - All-in Sustaining Costs on a co-product basis -before taxes ($ /pound sold)	1.52	2.06	n/a	n/a	1.52	2.06

(1)	Results may not add due to rounding
(2)	Excludes ounces sold at Öksüt

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Adjusted net earnings can be reconciled as follows:

Adjusted net earnings are intended to provide investors with information about the Company’s continuing income generating capabilities. This measure adjusts for the earnings impact of items not associated with ongoing operations.

	Three months ended March 31,
($ millions, except as noted)	2020	2019
Net earnings	$20.0	$50.4
Adjust for items not associated with ongoing operations:
ARO revaluation at sites on Care and Maintenance	26.4	—

Adjusted net earnings	$46.4	$50.4

Net earnings per share - basic	$0.07	$0.17
Net earnings per share - diluted	$0.06	$0.17
Adjusted net earnings per share - basic	$0.16	$0.17
Adjusted net earnings per share - diluted	$0.16	$0.17

Free cash flow is calculated as follows:

	Three months ended March 31
($ millions, except as noted)	2020	2019
Cash provided by operations (1)	$121.1	$118.8
Adjust for:
Additions to property, plant and equipment (1)	(44.1)	(61.8)

Free cash flow (deficit)	$77.0	$57.0

(1)	As presented in the Company’s Consolidated Statement of Cash Flows

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Average realized sales price for gold

The average realized gold price per ounce sold is calculated by dividing gold sales revenue, together with the final pricing adjustments and mark-to-market adjustments by the ounces sold, as shown in the table below:

Average realized sales price for gold	Three months ended March 31,
	2020	2019
Gold sales reconciliation ($ millions)
Gold sales - Kumtor	248.9	195.0
Gold sales - Mt. Milligan
Gold sales related to cash portion of Royal Gold stream	6.0	6.9
Mark-to-market adjustments on sales to Royal Gold	(0.1)	0.1
Final adjustments on sales to Royal Gold	(0.8)	(0.6)

Total gold sales under Royal Gold stream	5.1	6.4
Gold sales to third party customers	40.5	38.9
Mark-to-market adjustments	(0.6)	(0.5)
Final pricing adjustments	3.5	1.1
Final metal adjustments	0.8	0.7

Total gold sales to third party customers	44.2	40.2
Gold sales, net of adjustments	49.3	46.6
Refining and treatment costs	(0.2)	(0.2)

Total gold sales	49.1	46.4

Total gold revenue - Consolidated	298.0	241.4

Ounces of gold sold
Gold ounces sold - Kumtor	160,090	150,267
Ounces sold to Royal Gold - Mt. Milligan	14,027	16,014
Ounces sold to third party customers - Mt. Milligan	26,326	30,170

Total ounces sold - Consolidated(1)	200,443	196,451

Average realized sales price for gold on a per ounce basis
Average realized sales price - Kumtor	1,555	1,297
Average realized gold price - Royal Gold	435	435
Average realized gold price - Mark-to-market adjustments	(24)	4
Average realized gold price - Final pricing adjustments	(60)	(36)

Average realized gold price - Mt. Milligan - Royal Gold	351	403
Average realized gold price - Third party	1,540	1,289
Average realized gold price - Mark-to-market adjustments	(22)	(17)
Average realized gold price - Final pricing adjustments	134	36
Average realized gold price - Final metal adjustments	29	25

Average realized gold price - Mt. Milligan - Third party	1,681	1,333
Average realized gold price - Mt. Milligan - Combined	1,213	1,003

Average realized sales price for gold - Consolidated	1,487	1,229

(1)	Excludes ounces sold at Öksüt.

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Average realized sales price for Copper - Mount Milligan

The average realized copper price per pound is calculated by dividing copper sales revenue, together with the final pricing adjustments and mark-to-market adjustments per pound, as shown in the table below:

Average realized sales price for Copper - Mount Milligan	Three months ended March 31,
	2020	2019
Copper sales reconciliation ($ millions)
Copper sales related to cash portion of Royal Gold stream	1.4	1.0
Mark-to-market adjustments on Royal Gold stream	0.4	(0.3)
Final adjustments on sales to Royal Gold	0.3	(0.6)

Total copper sales under Royal Gold stream	2.1	0.1
Copper sales to third party customers	40.7	29.1
Mark-to-market adjustments	(4.8)	1.5
Final pricing adjustments	(1.0)	4.3
Final metal adjustments	(0.2)	(0.6)

Total copper sales to third party customers	34.7	34.3

Copper sales, net of adjustments	36.8	34.4
Refining and treatment costs	(3.8)	(3.4)

Copper sales	32.9	31.0

Pounds of copper sold (000’s lbs)
Pounds sold to Royal Gold	3,839	2,356
Pounds sold to third party customers	16,585	10,166

Total pounds sold	20,423	12,522

Average realized sales price for copper on a per pound basis
Copper sales related to cash portion of Royal Gold stream	0.37	0.42
Mark-to-market adjustments on Royal Gold stream	0.11	(0.11)
Final pricing adjustments on Royal Gold stream	0.07	(0.26)

Average realized copper price - Royal Gold	0.55	0.05

Average realized copper price - Third party	2.45	2.87
Average realized copper price - Mark-to-market adjustments	(0.29)	0.15
Average realized copper price - Final pricing adjustments	(0.06)	0.42
Average realized copper price - Metal pricing adjustments	(0.01)	(0.06)

Average realized copper price - Third party	2.09	3.38

Average realized copper price - Combined	1.61	2.49

Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources

Other than exploration related information, all scientific and technical information in this document including metal recoveries were prepared, reviewed, verified and compiled by Centerra’s geological and mining staff under the supervision of John Fitzgerald, Professional Engineer and Centerra’s Vice President, Projects and Technical Services, who is the qualified person for the purpose of NI 43-101.

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